Exhibit 99.53

SOLARBANK CORPORATION

EQUITY DISTRIBUTION AGREEMENT

June 29, 2023

Research Capital Corporation

1075 West Georgia Street, Suite 1920

Vancouver, British Columbia V6E 3C9

Ladies and Gentlemen:

Solarbank Corporation, a corporation governed by the Business Corporations Act (Ontario) (the “Company”), confirms its agreement (this “Agreement”) with Research Capital Corporation (the “Agent”) with respect to the issuance and sale from time to time by the Company of shares (the “Offered Shares”) of the Company’s common shares without par value (the “Common Shares”), having an aggregate offering price of up to $15,000,000 (the “Maximum Amount”) through or to the Agent, as sales agent, on the terms and subject to the conditions set forth in this Agreement (the “Offering”).

The Company has prepared and filed with the securities regulatory authorities (the “Qualifying Authorities”) in each of the provinces of Canada (the “Qualifying Jurisdictions”), a preliminary short form base shelf prospectus dated March 21, 2023 (the “Preliminary Base Prospectus”), and has prepared and filed with the Qualifying Authorities in the Qualifying Jurisdictions a final short form base shelf prospectus dated May 2, 2023 (the “Base Prospectus”), in respect of the sale and issuance, from time to time, of an aggregate of up to $200,000,000 of Common Shares, debt securities, warrants to purchase securities, subscription receipts, share purchase contracts and units of the Company comprised of any combination of such securities (collectively, the “Shelf Securities”) in each case in accordance with Securities Laws (as defined herein). For greater certainty, all references to the Base Prospectus herein include all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Securities Laws, including but not limited to, all Designated News Releases (as defined herein). The Ontario Securities Commission (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the offering of the Offered Shares. The Reviewing Authority has issued a receipt evidencing that receipts have been issued on behalf of itself and the other Qualifying Authorities, as applicable, for the Preliminary Base Prospectus and the Base Prospectus (the “Receipts”). The term “Securities Laws” means all applicable securities laws in each of the Qualifying Jurisdictions and the respective rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Securities Administrators and the Qualifying Authorities, as modified by the Translation Decision (as defined herein), including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions (“NI 44-102”), as well as the rules and policies of the Canadian Securities Exchange or any other stock exchange in Canada on which the Common Shares are listed or quoted (the “Exchange”). As used herein, a “Designated News Release” means a news release disseminated by the Company in respect of previously undisclosed information that, in the Company’s determination, acting reasonably, constitutes a material fact (as such term is defined in Securities Laws) and identified by the Company as a “designated news release” in writing on the face page of the version of such news release that is filed by the Company on the System for Electronic Document Analysis and Retrieval (“SEDAR”) in Canada. As used herein, “Prospectus Supplement” means the most recent prospectus supplement to the Base Prospectus relating to the Offered Shares filed by the Company with the Qualifying Authorities in accordance with Securities Laws and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Securities Laws. As used herein, “Offering Prospectus” means the Prospectus Supplement (and any additional prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Qualifying Authorities in accordance with Securities Laws and relating to the Offering) together with the Base Prospectus. The Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Base Prospectus. The “Translation Decision” means the decision of the Autorité des marches financiers dated March 16, 2023, granting exemptive relief from the requirement that the Offering Prospectus and the documents incorporated by reference in the Offering Prospectus be publicly filed in both the French and English languages. For the purposes of the Offering Prospectus, the Company is not required to publicly file French versions of the Offering Prospectus and the documents incorporated by reference therein.

Any reference herein to the Base Prospectus, the Prospectus Supplement or the Offering Prospectus or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Base Prospectus, the Prospectus Supplement or the Offering Prospectus shall be deemed to refer to and include the filing or furnishing of any document with or to the Qualifying Authorities on or after the date of the Base Prospectus, the Prospectus Supplement or the Offering Prospectus, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Base Prospectus, the Prospectus Supplement and the Offering Prospectus or any amendment or supplement thereto shall be deemed to include any copy thereof filed with any Qualifying Jurisdiction on SEDAR.

All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Base Prospectus, Prospectus Supplement or the Offering Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Securities Laws to be a part of or included in the Base Prospectus, Prospectus Supplement or the Offering Prospectus, respectively.

The Company confirms its agreement with the Agent as follows:

1. Sale and Delivery of the Offered Shares.

(a)	Agency Transactions. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company and the Agent agree that the Company may issue and sell through the Agent, as sales agent for the Company, the Offered Shares (an “Agency Transaction”) as follows:

(i)	The Company may, from time to time, propose to the Agent the terms of an Agency Transaction by means of a telephone call (confirmed promptly by electronic mail in a form substantially similar to Schedule C hereto (an “Agency Transaction Notice”)) from at least two of the individuals listed as authorized representatives of the Company in Schedule A hereto (each, an “Authorized Company Representative”), such proposal to include the trading day(s) (each, a “Trading Day”) for the Exchange (which may not be a day on which the Exchange is closed or scheduled to close prior to its regular weekday closing time) on which the Offered Shares are to be sold; the maximum number or value of Offered Shares that the Company wishes to sell in the aggregate and on each Trading Day; and the minimum price at which the Company is willing to sell the Offered Shares (the “Floor Price”), among other parameters permitted in accordance with this Agreement the following. The Agency Transaction Notice shall be effective upon delivery to the Agent unless and until (A) the Agent declines to accept the terms contained therein for any reason, in its sole discretion, (B) the Company withdraws the Agency Transaction Notice for any reason, in its sole discretion, (C) the Company is in possession of material non-public information or such sale of Offered Shares would constitute a material fact or material change (as such terms are defined under Securities Laws), (D) the entire amount of the Offered Shares under the Agency Transaction Notice have been sold, (E) the Company issues a subsequent Agency Transaction Notice with parameters superceding those in the prior Agency Transaction Notice, (F) the expiry of the time period, if any, set out in the Agency Transaction Notice or (G) this Agreement has been terminated under the provisions of this Agreement. The terms of an Agency Transaction shall be proposed to, and each Agency Transaction Notice shall be addressed to, the individuals from the Agent set forth on Schedule A hereto (the “Authorized Agent Representatives”).

(ii)	If such proposed terms for an Agency Transaction are acceptable to the Agent, it shall promptly confirm the terms by countersigning the Agency Transaction Notice for such Agency Transaction and emailing it to the Authorized Company Representatives which delivered such Agency Transaction Notice.

(iii)	Subject to the terms and conditions hereof, the Agent shall use its commercially reasonable efforts to sell all of the Offered Shares designated in, and subject to the terms of, each accepted Agency Transaction Notice. The Agent shall not sell any Offered Share at a price lower than the Floor Price. The Company acknowledges and agrees with the Agent that (A) there can be no assurance that the Agent will be successful in selling all or any of such Offered Shares or as to the price at which any Offered Shares are sold, if at all, (B) the Agent shall not incur liability or obligation to the Company or any other person or entity if it does not sell any Offered Shares for any reason, and (C) the Agent shall not be required to purchase Offered Shares on a principal basis pursuant to this Agreement.

(iv)	The Agent hereby covenants and agrees that, during the time that an Agency Transaction Notice delivered pursuant to Section 1(a)(i) hereof remains in effect and that has not been suspended or terminated in accordance with the terms hereof, the Agent will prudently and actively monitor the market’s reaction to trades made on any marketplace (as such term is defined in National Instrument 21-101 - Marketplace Operation) pursuant to this Agreement in order to evaluate the likely market impact of future trades, and that, if the Agent has concerns as to whether a particular sale contemplated by an Agency Transaction Notice may have a significant effect on the market price of the Offered Shares, the Agent will, upon receipt of the applicable Agency Transaction Notice, recommend to the Company against effecting the trade at that time or on the terms proposed. Notwithstanding the foregoing, the Company acknowledges and agrees that the Agent cannot provide complete assurances that any sale will not have a significant effect on the market price of the Offered Shares.

(v)	The Agent covenants that it will not over-allot Offered Shares in connection with the distribution of Offered Shares in an “at-the-market distribution” (as defined in NI 44-102) or effect any other transactions that are intended to stabilize or maintain the market price of the Offered Shares in connection with such distribution. The Agent will cause its affiliates and persons or companies acting jointly or in concert with the Agent to comply with this Section 1(a)(v).

(vi)	The Company may, acting through at least one Authorized Company Representative, or the Agent may, upon notice to the Company by telephone (confirmed promptly by electronic mail), suspend an offering of the Offered Shares or terminate an Agency Transaction Notice; provided, however, that such suspension or termination shall not affect or impair the parties’ respective obligations with respect to the Offered Shares sold hereunder prior to the giving of such notice.

(vii)	If the terms of any Agency Transaction as set forth in an Agency Transaction Notice contemplate that the Offered Shares shall be sold on more than one Trading Day, then the Company and the Agent shall mutually agree to such additional terms and conditions as they deem necessary in respect of such multiple Trading Days, and such additional terms and conditions shall be binding to the same extent as any other terms contained in the relevant Agency Transaction Notice.

(viii)	The Agent, as sales agent in an Agency Transaction, shall not make any sales of the Offered Shares on behalf of the Company pursuant to this Agreement other than by means of ordinary brokers’ transactions in the Qualifying Jurisdictions (A) that constitute an “at-the-market-distribution” under NI 44-102 and are made in compliance with NI 44-102, including, without limitation, sales made directly on the Exchange, or any Canadian marketplace or (B) such other sales of the Offered Shares on behalf of the Company in its capacity as agent of the Company as shall be agreed by the Company and the Agent in writing.

(ix)	The compensation to the Agent for sales of the Offered Shares in an Agency Transaction with respect to which the Agent acts as sales agent hereunder shall be as set forth in the Agency Transaction Notice for such Agency Transaction and shall be equal to 2.0% of the gross offering proceeds of the Offered Shares sold in such Agency Transaction (the “Commission”). The Agent shall provide written confirmation to the Company (which may be provided by email to at least two of the Authorized Company Representatives) following the close of trading on each Trading Day on which Offered Shares are sold in an Agency Transaction under this Agreement, setting forth (A) the number and the average price of Offered Shares sold on such Trading Day (showing the number and the average price of Offered Shares sold on the Exchange or on any other marketplace), (B) the gross offering proceeds received from such sales, (C) the Commission payable with respect to such sales, and (D) the net offering proceeds (being the gross offering proceeds for such sales less the Commission payable for such sales and any expenses of the Agent payable pursuant to Section 3(h)) (the “Net Offering Proceeds”).

(x)	Settlement for sales of the Offered Shares in an Agency Transaction pursuant to this Agreement shall occur on the second Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each such day, a “Settlement Date”). On each Settlement Date, the Offered Shares sold through the Agent in Agency Transactions for settlement on such date shall be issued and delivered by the Company to the Agent against payment by the Agent to the Company of the Net Offering Proceeds from the sale of such Offered Shares. Settlement for all such Offered Shares shall be effected by free delivery of the Offered Shares by the Company or its transfer agent to the Agent’s or its designee’s account (provided that the Agent shall have given the Company written notice of such designee prior to the relevant Settlement Date) at The Canadian Depository for Securities (“CDS”) or by such other means of delivery as may be mutually agreed upon by the parties hereto, which in all cases shall be fully paid and non-assessable, freely tradable, transferable, registered Common Shares in good deliverable form, in return for payment of the Net Offering Proceeds in same-day funds delivered to the account designated by the Company. If the Company defaults on its obligation to deliver the Offered Shares on any Settlement Date, the Company shall (A) hold the Agent harmless against any loss, claim, damage, or expense (including, without limitation, reasonable legal fees and expenses), as incurred, arising out of or in connection with such default and (B) pay the Agent the Commission to which it would otherwise be entitled absent such default, provided, however, that without limiting Section 5 hereof, with respect to (B) above, the Company shall not be obligated to pay the Agent the Commission on any Offered Shares that it is not possible to settle due to: (1) a suspension or material limitation in trading in securities generally on the Exchange; (2) a material disruption in securities settlement or clearance services in Canada; or (3) failure by the Agent to comply with its obligations under the terms of this Agreement.

(xi)	The Offered Shares have not been qualified for sale in any jurisdiction other than the Qualifying Jurisdictions. Accordingly, the Agent agrees that (i) it will not offer or sell Offered Shares in the United States and (ii) it will not, to its knowledge, offer or sell Offered Shares to a person that it knows or has reason to believe is resident in the United States or acting for the account or benefit of a person resident in the United States, or that it knows or has reason to believe intends to reoffer, resell or deliver the Offered Shares to any person in the United States. No advertisement, solicitation, conduct or negotiation directly or indirectly in furtherance of the sale of Offered Shares contemplated hereunder shall be undertaken in the United States by the Company or the Agent.

(b)	Maximum Number of Offered Shares. Under no circumstances shall (i) the Company propose to the Agent a sale of Offered Shares in an Agency Transaction pursuant to this Agreement if such sale would (A) cause the aggregate gross sales proceeds of the Offered Shares sold pursuant to this Agreement to exceed the Maximum Amount, (B) cause the number of Offered Shares sold to exceed the number of Common Shares available for offer and sale under the Offering Prospectus or (C) cause the number of Offered Shares sold pursuant to this Agreement to exceed the number of Offered Shares authorized from time to time to be issued and sold pursuant to this Agreement by the Company’s board of directors, or a duly authorized committee thereof, and notified to the Agent in writing, or (ii) the Agent effect a sale of Offered Shares in an Agency Transaction pursuant to this Agreement if such sale would (A) cause the aggregate gross sales proceeds of the Offered Shares sold pursuant to this Agreement to exceed the Maximum Amount or (B) cause the number of Offered Shares sold pursuant to this Agreement to exceed the number of Offered Shares authorized from time to time to be issued and sold pursuant to this Agreement by the Company’s board of directors, or a duly authorized committee thereof, provided that the Agent is notified in writing of the number of authorized Offered Shares referred to in Section 1(b)(ii)(B) that remain available concurrently with the delivery of each Agency Transaction Notice.

(c)	Black-out Periods. Notwithstanding any other provision of this Agreement, no sales of Offered Shares shall take place during any period in which the Company’s insider trading or similar policy would prohibit the purchase or sale of Common Shares by persons subject to such policy, or during any other period in which the Company is, or could be deemed to be, in possession of material non-public information with respect to the Company. The Company shall not issue an Agency Transaction Notice nor otherwise request the sales of any Offered Shares that would be sold during any such period and the Company shall, in accordance with the terms hereof, suspend or terminate any previously issued Agency Transaction Notice as soon as reasonably practicable and, in any event, within two Business Days, if, after the issuance of such Agency Transaction, any sales thereunder would be so prohibited or if there occurs a material change in respect of the Company which has not been generally disclosed. The Agent shall not be liable for any breach of this Section 1(c) if the Company has failed to comply with its obligations under this Section 1(c).

(d)	Continuing Accuracy of Representations and Warranties. Any obligation of the Agent to use its commercially reasonable efforts to sell the Offered Shares on behalf of the Company as sales agent shall be subject to the continuing accuracy of the representations and warranties of the Company herein, to the performance by the Company of its obligations hereunder and to the continuing satisfaction of the conditions specified in Section 3 of this Agreement.

2. Representations and Warranties of the Company. The Company represents and warrants to, and covenants with, the Agent as follows:

(a)	Due Incorporation and Organization. The Company and each of its material subsidiaries, being those subsidiaries listed in Schedule B hereto (together, the “Material Subsidiaries”), have been duly incorporated and organized and are validly existing and in good standing under the laws of their respective jurisdictions of incorporation and have all requisite corporate authority and power to carry on their respective businesses, as now conducted and as presently proposed to be conducted, and to own or lease and operate their respective property and assets. Neither the Company nor any Material Subsidiary is in violation of any provision of its constating documents.

(b)	Material Subsidiaries. The Company has no subsidiary (as such term is defined under the Business Corporations Act (Ontario)) that is material to the Company other than the Material Subsidiaries and the Company beneficially owns, directly or indirectly, the percentage indicated in Schedule B hereto of all of the issued and outstanding shares of the Material Subsidiaries, all of which have been duly authorized and are validly issued and are outstanding as fully paid and non-assessable shares, and free and clear of all charges, mortgages, liens, hypothecs, pledges, claims, restrictions, security interests or other encumbrances, whether created or arising by agreement, statute or otherwise pursuant to any applicable law, attaching to property, interests or rights and whether or not they constitute specific or floating charges, as those terms are understood under the laws of the Province of Ontario and the jurisdiction of existence of each Material Subsidiary (each, an “Encumbrance”) or adverse interests whatsoever, and no person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company or any Material Subsidiary of any of the shares or other securities of any Material Subsidiary.

(c)	Qualification to Carry on Business. The Company and each of the Material Subsidiaries is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on its business except where the failure to be so qualified would not reasonably be expected to (i) materially adversely affect the condition, financial or otherwise, or the earnings, operations, condition, assets, liabilities (absolute, accrued, contingent or otherwise), share capital or business affairs of the Company and the Material Subsidiaries, considered as one enterprise, whether or not arising in the ordinary course of business or (ii) result in the Offering Prospectus containing a misrepresentation (each, a “Material Adverse Effect”).

(d)	Compliance with Law. The Company and each Material Subsidiary (i) has conducted and is conducting, in each case, in all respects, its business in compliance with all applicable laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which it carries on business and which would reasonably be expected to affect the Company or such Material Subsidiary, and (ii) possesses all approvals, consents, certificates, registrations, authorizations, permits and licenses issued by the appropriate provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business currently carried on by it, and (iii) is in compliance with the terms and conditions of all such approvals, consents, certificates, authorizations, permits and licenses and with all laws, regulations, tariffs, rules, orders and directives material to the operations thereof, and to enable its assets to be owned or to be licensed and operated, as currently licensed and operated, and all such approvals, consents, certificates, authorizations, qualifications, permits and licenses held are valid and existing and in good standing, except where the failure to do so could not reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any Material Subsidiary has received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke, or cancel any proceeding relating to the modifications, revocation, or cancellation of any such approval, consent, certificate, authorization, permit or license, nor has the Company or any Material Subsidiary received a notice of non-compliance, nor does the Company or any Material Subsidiary know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non- compliance with any such laws, regulations and statutes that could reasonably be expected to result in a Material Adverse Effect or materially affect the business or legal environment under which the Company or any of the Material Subsidiaries operates.

(e)	No Default or Breach. The Company is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this Agreement by the Company or any of the transactions contemplated hereby, and the application of the net proceeds from the offering and sale of the Offered Shares to be sold by the Company in the manner set forth in the Prospectus Supplement under the heading “Use of Proceeds and Business Objectives and Milestones” do not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under or create any Encumbrance on its or any of the Material Subsidiaries’ properties or assets under, any term or provision of the articles, by-laws or resolutions of the Company or any of the Material Subsidiaries, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Company or any of the Material Subsidiaries is a party or by which it or they or any of its or their properties are bound, any judgment, decree, order, statute, rule or regulation applicable to the Company or any of the Material Subsidiaries, nor would it violate or conflict with any judgment, ruling, decree, order, statute, rule or regulation of any court or other governmental agency or body applicable to the business or properties of the Company or any of its Material Subsidiaries, except where such default or breach could not reasonably be expected to result in a Material Adverse Effect. This Agreement conforms in all material respects to the description thereof required to be contained in the Offering Prospectus.

(f)	Corporate Power and Authority. The Company has full corporate power and authority to enter into this Agreement, to execute and deliver the Offering Prospectus, and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Offering Prospectus prior to the filing thereof, and to perform its obligations set out in this Agreement and the Offering Prospectus. This Agreement and has been duly authorized, executed and delivered by the Company and is a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms subject to the general qualifications that (i) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally and (ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court and rights of indemnity contained in this Agreement may be limited under applicable law. All necessary corporate action has been taken by the Company to authorize the filing by it of the Prospectus Supplement with the Qualifying Authorities and the execution and delivery by it of the Offering Prospectus in each of the Qualifying Jurisdictions under Securities Laws.

(g)	Consents and Approvals. No consent, approval, authorization, order, permit, license, filing, regulation, clearance or qualification of any court or governmental agency, body, regulator or any other third parties is required in connection with the transactions contemplated by this Agreement except such as have been obtained under Securities Laws, the rules of the Exchange or under any other applicable securities laws.

(h)	No Material Adverse Change. There has not been any material adverse change in the capital, assets, condition, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Company and the Material Subsidiaries, taken as a whole (a “Material Adverse Change”), from the position set forth in the unaudited condensed interim financial statements of the Company as at and for the three and nine months ended March 31, 2023, including the schedules thereto and the notes in respect thereof (the “Interim Financial Statements”).

(i)	Financial Statements. The Interim Financial Statements and the audited annual financial statements of the Company for the years ended June 30, 2022 and 2021, including the schedules thereto, the auditor’s report thereon and the notes in respect thereof (the “Annual Financial Statements” and, together with the Interim Financial Statements, the “Financial Statements”), taken together, present fairly in all material respects the financial condition, results of operations and cash flows of the Company on a consolidated basis as of the dates and for the periods indicated, complies in all material respects as to form with the applicable accounting requirements of Securities Laws and have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”); the supporting schedules present fairly in accordance with IFRS the information required to be stated therein; the Company has no liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work, to give any guarantees or for taxes), whether accrued, absolute, contingent or otherwise, not reflected in the Financial Statements, which could reasonably be expected to result in a Material Adverse Effect.

(j)	Description of Assets and Liabilities. The description of the assets and liabilities of the Company and the Material Subsidiaries, taken as a whole, set forth in the Financial Statements fairly presents, in accordance with IFRS consistently applied, the financial position and condition of the Company and the Material Subsidiaries, taken as a whole, as at the dates thereof and reflects all material liabilities (absolute, accrued, contingent or otherwise) of the Company and the Material Subsidiaries, as at the dates thereof.

(k)	No Actions. There are no actions, suits, proceedings or inquiries pending or, to the knowledge of the Company, threatened against or affecting the Company or any of the Material Subsidiaries at law or in equity or before or by any federal, provincial, state, territorial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which could reasonably be expected to result in a Material Adverse Effect; there is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of the Company, threatened against or relating to the Company or any of the Material Subsidiaries before any governmental authority; none of the Company or any of the Material Subsidiaries nor any of the respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of the Company or any of the Material Subsidiaries to conduct its respective business in all material respects as it has been carried on prior to the date hereof.

(l)	Proceedings. To the knowledge of the Company, none of the directors or officers of the Company is or has ever been subject to prior regulatory, criminal or bankruptcy proceedings in Canada or elsewhere.

(m)	Subsequent Events. Except as disclosed in the Offering Prospectus, since March 31, 2023: (i) neither the Company nor any of the Material Subsidiaries has incurred, assumed or suffered any liability (absolute, accrued, contingent or otherwise) or entered into any transaction which is or may be material to the Company and the Material Subsidiaries, taken as a whole; (ii) neither the Company nor any of the Material Subsidiaries has declared or paid any dividends, or made any other distribution of any kind, on or in respect of its share capital (other than dividends paid in the ordinary course consistent with past practice); (iii) there has not been any material change in the share capital or long-term or short-term debt of the Company and the Material Subsidiaries taken as a whole; (iv) neither the Company nor any Material Subsidiary has sustained any material loss or material interference with its business or assets from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labour dispute or any legal or governmental proceeding, in any such case that is material to the Company and the Material Subsidiaries taken as a whole; and (v) there has not been any material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, assets or prospects of the Company and the Material Subsidiaries, taken as a whole; since the date of the latest balance sheet included, or incorporated by reference, in the Offering Prospectus, neither the Company nor any Material Subsidiary has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Company and the Material Subsidiaries, taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Offering Prospectus.

(n)	Public Record. The information and statements set forth in all documents incorporated by reference in the Offering Prospectus and all information filed by or on behalf of the Company with the Qualifying Authorities, in compliance, or intended compliance, with Securities Laws (the “Public Record”), were true, correct and complete in all material respects and did not contain any misrepresentation as of the date of such information or statements.

(o)	Reporting Issuer. The Company is a “reporting issuer” or has equivalent status within the meaning of Securities Laws in each of the Qualifying Jurisdictions and the Company has not received any correspondence or notice from any Qualifying Authority concerning a review of any of the Company’s continuous disclosure documents in respect of which any matters remain outstanding; the Company complies, in all material respects, with the provisions of National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings; the responsibilities, operation and composition of the Company’s audit committee comply with National Instrument 52-110 – Audit Committees (“NI 52-110”); except in connection with any potential listing of the Common Shares on the Toronto Stock Exchange, Cboe Canada or another recognized stock exchange, no delisting, suspension of trading in or cease trading order with respect to any securities of the Company and, to the knowledge of the Company, no inquiry or investigation (formal or informal) of any Qualifying Authority or the Exchange is in effect or ongoing or, to the knowledge of the Company, expected to be implemented or undertaken with respect to the foregoing.

(p)	Control of Company. To the knowledge of the Company, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Company.

(q)	Auditor. MSLL CPA LLP, who have reviewed the Interim Financial Statements in accordance with Canadian generally accepted standards for a review of unaudited interim financial statements by an entity’s auditor, are independent chartered accountants with respect to the Company within the meaning of Securities Laws and there has not been any “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)) with MSLL CPA LLP since its initial engagement as the Company’s auditor.

(r)	Taxes. The Company and each of the Material Subsidiaries (i) filed all domestic, foreign, federal, provincial, state and local tax returns that are required to be filed or has requested extensions thereof (except in any case in which the failure to so file could not reasonably be expected to result in a Material Adverse Effect) and have paid all taxes required to be paid by it, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published financial statements of the Company, and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty as could not reasonably be expected to result in a Material Adverse Effect, (ii) duly and timely withheld all taxes and other amounts required by applicable laws to be withheld by them and have duly and timely remitted to the appropriate governmental authority such taxes and other amounts required by applicable laws to be remitted by them and (iii) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by applicable laws to be collected by them and have duly and timely remitted to the appropriate governmental authority any such amounts required by applicable laws to be remitted by them; the Company is of the opinion that the charges, accruals and reserves for taxes reflected in the Financial Statements (whether or not due and whether or not shown on any tax return but excluding any provision for deferred income taxes) are adequate under IFRS to cover taxes with respect to the Company accruing through the date hereof; there are no disputes, proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of the Company, threatened against the Company that propose to assess taxes in addition to those reported in the tax returns; there are no liens for taxes upon any of the assets or properties that have not been paid by the Company, except for liens for taxes not yet due and payable.

(s)	Labour Dispute. No labour problem or dispute with the employees of the Company or any of the Material Subsidiaries exists or is threatened or imminent and the Company is not aware of any existing or imminent labour disturbance by the employees of any of the Material Subsidiaries.

(t)	Compliance with Employment Laws. The Company and each Material Subsidiary are in compliance, in all material respects, with all applicable laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non-compliance could not reasonably be expected to either constitute an adverse material fact concerning the Company or any Material Subsidiary or result in a Material Adverse Effect, and neither the Company nor any Material Subsidiary has engaged in any unfair labour practice; there is no labour strike, dispute, slowdown, stoppage, complaint or grievance pending or, to the Company’s knowledge, threatened against the Company or a Material Subsidiary; no union representation question exists respecting the employees of the Company or a Material Subsidiary and no collective bargaining agreement is in place or currently being negotiated by the Company or a Material Subsidiary; neither the Company nor a Material Subsidiary has received any notice of any unresolved matter and there are no outstanding orders under the Employment Standards Act (Ontario), the Human Rights Code (Ontario), the Occupational Health and Safety Act (Ontario) or the Workers’ Compensation Act (Ontario) or any other similar legislation in any jurisdiction in which a Material Subsidiary is organized or incorporated or in which the Company or a Material Subsidiary carries on business; no employee has any agreement as to the length of notice required to terminate his or her employment with the Company or a Material Subsidiary in excess of 24 months or equivalent compensation; and all benefit or pension plans of the Company and the Material Subsidiaries are funded in accordance with applicable laws and no past service funding liability exist thereunder.

(u)	Employee Plans. Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drugs, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, pension, incentive or otherwise contributed to, or required to be contributed to, by the Company or any subsidiary of the Company for the benefit of any current or former employee, consultant, officer or director has been disclosed in the Offering Prospectus, as may be required pursuant to Securities Laws, and has been maintained in material compliance with the terms thereof and with the requirements prescribed by any and all statutes, orders, rules, policies and regulations that are applicable to any such plan. There are no profit sharing arrangements in place that provide for any additional payments by the Company or any subsidiary of the Company.

(v)	Employee Bonuses. Other than as disclosed in the Offering Prospectus, there are no material bonuses, distributions, commissions, excess salary payments and other amounts owing to employees which will be payable outside the ordinary course of business by the Company or any subsidiary of the Company to any employee relating to their employment with the Company or any subsidiary of the Company.

(w)	Insider Sales. To the knowledge of the Company, no insider (as such term is defined in Securities Laws) of the Company has a present intention to sell any securities of the Company held by it.

(x)	Accruals. All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and payments for any plan for any person have been accurately reflected in the books and records of the Company or the applicable subsidiary of the Company, as applicable.

(y)	Key Person Compensation. The directors, officers and key employees of the Company and the compensation arrangements with respect to such individuals are as disclosed or consistent with the disclosure in the Offering Prospectus and, except as disclosed in the Offering Prospectus, there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans of any kind whatsoever affecting the Company.

(z)	Insurance. The assets of the Company and its Material Subsidiaries and their respective business operations carry certain third-party liability insurance against property damage and injury. The Company also caries insurance policies for its assets and its business operations except where the failure to carry such insurance could not reasonably be expected to result in a Material Adverse Effect on the Company, including: director and officer insurance, errors and omissions insurance, umbrella liability insurance, excess liability insurance, and automobile insurance.

(aa)	Legislation. The Company is not aware of any proposed changes to existing legislation, or proposed legislation published by a legislative body, which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) of the Company or any Material Subsidiary.

(bb)	Disclosure Controls and Procedures. The Company: (i) except as disclosed or incorporated by reference in the Offering Prospectus, has designed disclosure controls and procedures to provide reasonable assurance that financial information relating to the Company, including the Material Subsidiaries, is accurate and reliable and is made known to management of the Company by others within those entities, particularly during the periods in which filings are being prepared, except as disclosed in the Offering Prospectus, has designed internal controls to provide reasonable assurance regarding the accuracy and reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since the date of the latest audited consolidated financial statements of the Company included or incorporated by reference in the Offering Prospectus, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Laws is (i) recorded, processed, summarized and reported, and (ii) made known to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure; such disclosure controls and procedures have been evaluated by the Company’s principal executive officer and principal financial officer as effective.

(cc)	Disclosure Controls. The Company maintains disclosure controls and procedures (as such term is defined in Securities Laws) that comply with the requirements of the Securities Laws.

(dd)	Intellectual Property. The Company and each Material Subsidiary owns or has the valid rights to use all of the intellectual property rights, including: (i) patents and inventions; (ii) trademarks, service marks, trade dress, trade names, corporate names, logos, slogans and internet domain names, together with all goodwill associated with each of the foregoing; (iii) copyrights and copyrightable works in whatever form or medium; (iv) registrations, applications and renewals for any of the foregoing; (v) proprietary computer software (including but not limited to data, data bases and documentation); (vi) trade secrets, confidential information and know-how; and (vii) all licenses, agreements and other contracts and commitments relating to any of the foregoing (together, “Intellectual Property”) necessary for the conduct of its respective business as currently conducted except where the failure to have such right could not reasonably be expected to result in a Material Adverse Effect on the Company. The Company and each Material Subsidiary have a valid and enforceable right to use all third party Intellectual Property used or held for use in the business of the Company or a Material Subsidiary as currently conducted, as applicable except where the failure to have such right could not reasonably be expected to result in a Material Adverse Effect on the Company. All of the licenses and sublicenses and consent, royalty or other agreements concerning Intellectual Property that are material to the conduct of the business of the Company or a Material Subsidiary as currently conducted to which the Company or a Material Subsidiary, as applicable, is a party are valid and binding obligations of the Company or a Material Subsidiary, as applicable, enforceable in accordance with their terms, and, to the knowledge of the Company, there exists no event or condition that will result in a material violation or breach of or constitute (with or without due notice or lapse of time or both) a default by the Company or a Material Subsidiary, as applicable, under any such license agreement. To the Company’s knowledge, the conduct of the Company’s and each Material Subsidiary’s business as currently conducted does not infringe or otherwise impair or conflict with (collectively, “Infringe”) any Intellectual Property rights of any third party or any confidentiality obligation owed to a third party, and the Intellectual Property of the Company and the Material Subsidiaries which is material to the conduct of the business of the Company and the Material Subsidiaries as currently conducted or as currently proposed to be conducted is not, to the Company’s knowledge, being Infringed by any third party. There is no litigation or order pending or outstanding or, to the Company’s knowledge, threatened or pending that seeks to limit or challenge the ownership, use, validity or enforceability of any Intellectual Property of the Company or any Material Subsidiary and the Company’s and each Material Subsidiaries’ use of any Intellectual Property owned by a third party. None the Company or any Material Subsidiary has received any communications alleging that the Company or a Material Subsidiary has violated or, by conducting its business as presently proposed, could violate any Intellectual Property or other proprietary rights of any other person, nor, without undertaking an investigation, is the Company or any Material Subsidiary aware of any basis therefor.

(ee)	Security Measures. The Company and each Material Subsidiary have security measures and safeguards in place, consistent with generally accepted industry practice and applicable laws, to protect all personal information and data it may collect and that is also created, obtained or kept by any person receiving access to any of such client information and data from the Company or a Material Subsidiary, or permitted by the Company or a Material Subsidiary to use, sell, handle or in any way deal with, including, but not limited to, subcontractors, bodies corporate, and researchers, from illegal or unauthorized access or use by them, their personnel or third parties, or access or use by them, their personnel or third parties in a manner that violates the privacy rights of such parties. The Company and each Material Subsidiary have complied, in all material respects, with all privacy legislation under applicable laws, and has not collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by applicable privacy legislation, whether collected directly or from third parties, in an unlawful manner. The Company and each Material Subsidiary have taken all reasonable steps to protect personal information against loss or theft and against unauthorized access, copying, use, modification, disclosure or other misuse.

(ff)	IT Systems.

(i)	There has been no security breach or other compromise of or relating to any of the Company’s or any of the Material Subsidiaries’ information technology and computer systems, networks, hardware, software, data (including the data of its respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and the Company and each Material Subsidiary have not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data.

(ii)	The Company and each Material Subsidiary are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as could not, in the case of this Section 2(gg)(ii), individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(iii)	The Company and each Material Subsidiary have implemented and maintained commercially reasonable safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data.

(iv)	The Company and each Material Subsidiary have implemented backup and disaster recovery technology consistent with industry standards and practices.

(gg)	Third Party Partners. No third-party partners of the Company have notified the Company that such partner does not intend to continue dealing with the Company on substantially the same terms as presently conducted, subject to changes in pricing and volume in the ordinary course of business.

(hh)	Contracts. All of the material contracts and agreements of the Company and the Material Subsidiaries required to be disclosed or described in the Offering Prospectus by Securities Laws have been disclosed or described in the Offering Prospectus. Neither the Company nor any Material Subsidiary has received any notification from any party claiming that the Company or such Material Subsidiary is in breach or default under any contract or agreement, except which default or breach could not reasonably be expected to result in a Material Adverse Effect. The Company and each Material Subsidiary is not in default in the payment of any material obligation owed which is over thirty days past due, if any, and there is no action, suit, proceeding or investigation commenced or, to the knowledge of the Company, threatened or pending which, either in any case or in the aggregate, could reasonably be expected to result in a Material Adverse Effect or which places, or would reasonably be expected to place, in question the validity or enforceability of this Agreement or any document or instrument delivered, or to be delivered, by the Company pursuant hereto.

(ii)	Business Activities. All product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by, or on behalf of, the Company and any Material Subsidiary, as applicable, in connection with their business is in compliance, in all material respects, with all industry, laboratory safety, management and training standards and applicable laws and regulations applicable to the Company’s current and proposed business, and all such processes, procedures and practices, required in connection with such activities are in place as necessary and are being complied with, in all material respects.

(jj)	Freedom to Operate. Neither the Company nor any Material Subsidiary is a party to any agreement or understanding restricting the Company’s or any Material Subsidiary’s freedom to operate within a particular area or otherwise restricting the ability of the Company or any Material Subsidiary from freely competing with competitors.

(kk)	Environmental Laws. Neither the Company nor any subsidiary of the Company (including the Material Subsidiaries) are in violation of any federal, provincial, state, local, municipal or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemical pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”). The Company and its subsidiaries (including the Material Subsidiaries) have all permits, authorizations and approvals required under any applicable Environmental Laws for the conduct of their businesses as presently carried on and are in compliance with their requirements except where the failure to have such permits, authorizations or approvals or such non-compliance could not reasonably be expected to result in a Material Adverse Effect on the Company. There are no pending or, to the knowledge of the Company, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Laws against the Company or any of its subsidiaries (including the Material Subsidiaries). There are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit, or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its subsidiaries (including the Material Subsidiaries) relating to Hazardous Materials or any Environmental Laws.

(ll)	Real Property. Other than with respect to the Company’s office leases or leases for land that the Company intends to develop solar project sites on, the Company and its Material Subsidiaries do not, directly or indirectly, own or lease any material interest in any real property.

(mm)	Cross Border Transfers. The Company and its Material Subsidiaries are able to contemporaneously transfer funds to the United States from Canada and to Canada from the United States in order to meet the business needs and liabilities of the Company and its Material Subsidiaries including those arising pursuant to this Agreement. For greater certainty, the Company and each Material Subsidiary have no restrictions which would impede their ability to transfer funds to and from the United States in order to pay the liabilities of the Company and Material Subsidiaries generally as they become due.

(nn)	Books and Records. The corporate records and minute books of the Company have been maintained in material compliance with all applicable laws and are complete and accurate in all material respects. The financial books and records and accounts of the Company (i) have been maintained in accordance with good business practices on a basis consistent with past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and acquisitions and dispositions of assets of the Company; and (iii) accurately and fairly reflect the basis for the Financial Statements.

(oo)	Company Information. All information provided by the Company to the Agent and its counsel in relation to it and the Offering (including in respect of its due diligence requests) is accurate and complete in all material respects at its respective date as stated therein and is not misleading and does not omit to state any fact or information which would be material to a financial advisor and agent performing the services being performed by the Agent hereunder.

(pp)	No Withheld Material Facts. The Company has not withheld from the Agent any material facts known to the Company relating to the Company, any Material Subsidiary or the Offering that would reasonably be expected to be material to the Agent. The Company has proactively provided and will continue to provide the Agent and its counsel with all materials that may reasonably be required to conduct all due diligence regarding the Company, any Material Subsidiary or the Offering which the Agent may reasonably require, and has made known to the Agent and its counsel all material facts which may reasonably be required by the Agent and its counsel to conduct their due diligence procedures.

(qq)	Capitalization. The Company is authorized to issue an unlimited number of Common Shares, of which, as at June [●], 2023, 26,800,000 Common Shares were issued and outstanding, all of which Common Shares are issued as fully paid and non-assessable. As of the date hereof, no person has or will have any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any securities of the Company, other than: (i) 2,759,000 incentive stock options, each exercisable to acquire one Common Share at a price of $0.75 per Common Share until November 4, 2027; (ii) 7,983,000 share purchase warrants, each exercisable to acquire one Common Share at prices ranging from $0.10 - $0.75 per Common Share until expiry dates ranging from March 1, 2026 to March 1, 2028; and (iii) 265,000 restricted share units, each convertible into one Common Share in accordance with its terms.

(rr)	Stock Plan. Each outstanding incentive stock option and restricted share unit of the Company granted under any existing equity incentive plan of the Company (each, a “Plan”) was granted with a per share exercise price no less than the fair market value per Common Share on the grant date of such stock option or restricted share unit; each such stock option or restricted share unit (i) was granted in compliance with applicable law and with the applicable Stock Plan(s), (ii) was duly approved by the board of directors, or a duly authorized committee thereof, of the Company, as applicable, and (iii) has been properly accounted for in the Company’s consolidated financial statements at the relevant time.

(ss)	Common Share Certificate. The form and terms of the certificate representing the Common Shares (including the Offered Shares to be issued pursuant to the Offering) has been approved and adopted by the board of directors of the Company and the form and terms of the certificate representing the Common Shares does not and will not conflict with any applicable laws or the rules and policies of the Exchange.

(tt)	Due and Valid Issuance. The Offered Shares have been duly and validly allotted and reserved for issuance by the Company and will be, if and when issued by the Company, duly and validly issued as fully paid and non-assessable Common Shares of the Company.

(uu)	No Pre-Emptive Rights. Except as disclosed in the Offering Prospectus and pursuant to the corporate and financial advisory agreement with a private equity firm dated June 10, 2022 (“Advisory Agreement”), no person currently has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement (including convertible securities or warrants) for the purchase, subscription or issuance of Common Shares; no person has the right to require the Company or any of the Material Subsidiaries to qualify or register any securities for sale under Securities Laws by reason of the filing of the Offering Prospectus with any Qualifying Authority or the issuance and sale of the Offered Shares.

(vv)	Securities Law Compliance. No Qualifying Authority or similar regulatory authority or the Exchange has issued any order which is currently outstanding preventing or suspending trading in any securities of the Company, no such proceeding is, to the knowledge of the Company, pending, contemplated or threatened and the Company is not in material default of any requirement of Securities Laws or any other applicable securities laws; the Company has filed, in accordance with Securities Laws, the applicable policies of the Exchange and all other applicable securities laws, with all applicable Qualifying Authorities, the Exchange and all applicable self-regulatory authorities a true and complete copy of all of the Public Record and at the time filed or, if amended, as of the date of such amendment, the Public Record (i) did not contain any misrepresentation and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Qualifying Authorities having jurisdiction over the Company; the Company has not filed any confidential material change or other report or other document with any Qualifying Authority, the Exchange or any other self-regulatory authority which at the date hereof remains confidential; and no Material Subsidiary of the Company is required to file any reports or other documents with (or furnish such reports or other documents to) any of the Qualifying Authorities, the Exchange or any other self-regulatory authority.

(ww)	Stock Exchanges. The issued and outstanding Common Shares are listed and posted for trading under the trading symbol “SUNN” on the Canadian Securities Exchange and under the trading symbol “SUUNF” on the OTCQX. The Company is not required to file reports with the United States Securities and Exchange Commission pursuant to Section 13(a) or Section 15(d) of the United States Securities Exchange Act of 1934, as amended. In connection with each Agency Transaction, the Company has complied and will comply with all applicable corporate and securities laws and administrative policies including without limitation, the Securities Laws and applicable laws of foreign jurisdictions.

(xx)	Good Standing with Regulators. The Company and each Material Subsidiary have conducted and is conducting it affairs and communications, in each case, in all material respects, in a responsive, cooperative and courteous manner with all provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business carried on by the Company and the Material Subsidiary, as applicable, and the and each Material Subsidiary has had and continues to have a good standing relationship with all provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business in the relevant jurisdictions in which the Company and each Material Subsidiary operates. The Company is not aware of any material disagreement, issue of non-compliance or complaint, past or present, between the Company or any of the Material Subsidiaries and any provincial, state, municipal, federal or other regulatory agency or body in any jurisdiction where the Company or its Material Subsidiaries has or continues to carry on its business.

(yy)	Transfer Agent. Endeavor Trust Corporation has been duly appointed as transfer agent and registrar for the Common Shares in Canada.

(zz)	Related Party Transactions. The are no business relationships, contracts, documents, related party transactions or off balance sheet transactions or any other non-arm’s length transactions involving the Company or any Material Subsidiary that are required to be disclosed in the Offering Prospectus that have not been disclosed or filed in the Offering Prospectus.

(aaa)	Stabilization or Manipulation. The Company has not taken, directly or indirectly, and will not take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Securities Laws or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Shares.

(bbb)	Significant Acquisition. The Company has not completed any “significant acquisition” (as such term is used in NI 44-101) that would require the inclusion of any additional financial statements or pro forma financial statements in the Offering Prospectus pursuant to Securities Laws, and no proposed acquisition by the Company has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that: (i) if completed by the Company at the date of the Prospectus Supplement, would be a significant acquisition for the purposes of Securities Laws or (ii) would require financial statement disclosure in respect of the acquired business for the purposes of Securities Laws.

(ccc)	Continuous Disclosure. The Company will promptly file all reports required to be filed by it with the Qualifying Authorities under Securities Laws for so long as the delivery of a prospectus relating to the Offered Shares is required to be delivered by the Agent under the Securities Laws (disregarding, for such purpose, Section 9.2(1) of NI 44-102), and during such same period will notify the Agent, promptly after it receives notice thereof, of the issuance by the Qualifying Authorities of any stop order or of any order preventing or suspending the use of any prospectus relating to the Common Shares, of the suspension of the qualification of the Common Shares for offering or sale in any of the Qualifying Jurisdictions, of the initiation or threat, to the knowledge of the Company, of any proceeding for any such purpose, or of any request by the Qualifying Authorities for the amending or supplementing of the Offering Prospectus or for additional information relating to the Common Shares; and the Company will use commercially reasonable efforts to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Common Shares or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Common Shares or suspending any such qualification, to use commercially reasonable efforts to obtain the withdrawal of such order as soon as possible.

(ddd)	Filings. There are no reports or information that in accordance with the requirements of Securities Laws must be made publicly available in connection with the Offering that have not been made publicly available as required; and there are no documents required to be filed as of the date hereof with any of the Qualifying Authorities in connection with the Offering that have not been filed as required.

(eee)	Cease Trade Orders. No order preventing, ceasing or suspending trading in any securities (including the Offered Shares) of the Company or prohibiting the issue and sale of securities by the Company is issued and outstanding and no proceedings for either of such purposes have been instituted or, to the best of the knowledge of the Company, are pending, contemplated or threatened.

(fff)	Forward-Looking Information and Statements. All forward-looking information and statements of the Company and the Material Subsidiaries contained in the Public Record and the Offering Prospectus, including any forecasts and estimates, expressions of opinion, intention and expectation have been based on assumptions that are reasonable in the circumstances, and the Company has updated such forward-looking information and statements as required by and in compliance with Securities Laws.

(ggg)	Commissions. Except for the Agent as provided in this Agreement, there is no person acting for the Company entitled to any brokerage or finder’s fee in connection with this Agreement or any of the transactions contemplated hereunder.

(hhh)	Anti-Bribery Laws. None of the Company, any of the Material Subsidiaries or any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of the Material Subsidiaries, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the United States Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, the Corruption of Foreign Public Officials Act (Canada) and the rules and regulations thereunder or any other applicable anti-bribery or anticorruption provisions of applicable law (collectively, “Anti-Bribery Laws”) and the Company, the Material Subsidiaries and their respective affiliates have conducted their businesses in compliance with Anti-Bribery Laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(iii)	Money Laundering Laws. The operations of the Company and the Material Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the United States Currency and Foreign Transactions Reporting Act of 1970, as amended, and the rules and regulations thereunder, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the rules and regulations thereunder and the money laundering statutes of all jurisdictions in which the Company or any of the Material Subsidiaries does business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or any of the Material Subsidiaries or any of their respective properties, assets or operations (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any such arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency involving the Company or any of the Material Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(jjj)	Sanctions. None of the Company, any of the Material Subsidiaries, any director or officer of the Company or any of the Material Subsidiaries or, to the Company’s knowledge, any agent, employee, affiliate or other person acting on behalf of the Company or any of the Material Subsidiaries, (i) is currently subject to any sanctions administered or enforced by the United States (including any sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State or the Bureau of Industry and Security of the U.S. Department of Commerce), Canada (including sanctions administered or enforced by the Office of the Superintendent of Financial Institutions or other relevant sanctions authority) or any other country (collectively, “Sanctions”), including Sanctions with respect to Russia, Crimea, Ukraine, Russian persons or Ukrainian persons or (ii) is located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory, including Russia, Crimea or the Ukraine.

(kkk)	Effectiveness of Qualification. The Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Qualifying Jurisdictions and the entering into of this Agreement will not cause the Receipts to no longer be effective. Any amendment or supplement to the Offering Prospectus required by this Agreement will be so prepared and filed by the Company. No order preventing or suspending the use of the Offering Prospectus has been issued by any Qualifying Authority. The Offering Prospectus, at the time of filing thereof with the Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Securities Laws. The Offering Prospectus, as amended or supplemented, as of its date, did not and, as of each Time of Sale (as defined herein) and Settlement Date, if any, will not, contain a misrepresentation, as defined under Securities Laws. The Offering Prospectus, as amended or supplemented, as of its date, did and, as of each Time of Sale and Settlement Date, if any, will contain full, true and plain disclosure of all material facts relating to t the Company, the Company’s business and its securities (including the Offered Shares), will contain no misrepresentations, will be accurate in all material respects and will omit no fact, the omission of which will make such representations misleading or incorrect in any material respect. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Offering Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agent furnished to the Company in writing by or on behalf of the Agent expressly for use therein. The Company has delivered to the Agent a conformed copy of the Offering Prospectus, as amended or supplemented, at such places as the Agent have reasonably requested. “Time of Sale” means the time of the Agent’s initial entry into contracts with investors for the sale of such Offered Shares. There is no fact known to the Company which the Company has not or will not disclose in the Offering Prospectus which results or will result in a Material Adverse Effect or, so far as the Company can reasonably foresee, could reasonably be expected to either result in a Material Adverse Effect or materially adversely affect the ability of the Company to perform its obligations under this Agreement. The Company has a reasonable basis for disclosing any forward- looking information in the Offering Prospectus and is not, as of the date hereof, required to update any such forward-looking statements pursuant to NI 51-102.

Any certificate signed by any officer of the Company and delivered to the Agent or to counsel for the Agent shall be deemed a representation and warranty by the Company, as the case may be, to the Agent as to the matters covered thereby.

3. Agreements of the Company. The Company covenants and agrees with the Agent as follows:

(a)	Prospectus Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, (i) the Company will notify the Agent promptly of the time when any subsequent amendment to the Base Prospectus has been filed with any Qualifying Authority and where a receipt has been issued therefor or any subsequent supplement to the Offering Prospectus has been filed (each, an “Amendment Date”) and of any request by any Qualifying Authority for any amendment or supplement to the Offering Prospectus or for additional information; (ii) the Company will file promptly all other material required to be filed by it with the Qualifying Authorities; (iii) the Company will submit to the Agent a copy of any amendment or supplement to the Offering Prospectus (other than a copy of any documents incorporated by reference into the Offering Prospectus) within a reasonable period of time before the filing thereof and will afford the Agent and the Agent’s counsel a reasonable opportunity to comment on any such proposed filing prior to such proposed filing; and (iv) the Company will furnish to the Agent at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Offering Prospectus (provided that the Company shall not be required to deliver documents or information incorporated by reference into the Offering Prospectus if such documents are accessible from SEDAR) and the Company will cause each amendment or supplement to the Offering Prospectus to be filed with the Qualifying Authorities as required pursuant to NI 44-101 and NI 44-102 (the “Shelf Procedures”) or, in the case of any document to be incorporated therein by reference, to be filed with the Qualifying Authorities as required pursuant to the Securities Laws, within the time period prescribed. The Company further agrees to notify the Agent and its counsel in writing as soon as reasonably practicable, and, in any event, within two Business Days, in the event it is provided notice or otherwise becomes aware that the Translation Decision has been modified, amended, cancelled or terminated in any manner whatsoever.

(b)	Material Change. The Company agrees that if, throughout the period during which an Agency Transaction Notice is pending or effective (and not suspended), it receives notice of, or discovers, any material change, or any event or the discovery of any fact which it believes is or could reasonably be expected to be material or would require the making of any amendment, supplement or revision to the Prospectus Supplement, the Base Prospectus or the Offering Prospectus under Securities Laws, the Company will promptly notify the Agent in writing of the full particulars thereof. Unless otherwise advised by the Company, the Agent will be entitled to assume that there has been no material change in such information and entitled to rely thereon. The Company will not, without the prior written consent of the Agent, such consent not to be unreasonably withheld or delayed, take any action which would have the effect of causing a material change in the business and affairs of the Company or any Material Subsidiary while an Agency Transaction Notice is in effect.

(c)	Notice of Stop Orders. The Company will advise the Agent, promptly after it receives notice thereof, of the issuance by the Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Offering Prospectus or other prospectus in respect of the Offered Shares, of the suspension of the qualification of the Offered Shares for offering or sale in the Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose or of any request by the Qualifying Authorities for the amending or supplementing of the Offering Prospectus or for additional information relating to the Offered Shares. If there is an Agency Transaction Notice that has been issued by the Company that has not been suspended or terminated in accordance with the notice requirements set forth in Section 2 or Section 7, as applicable, the Company will use commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Offering Prospectus or other prospectus in respect of the Offered Shares or the suspension of any qualification for offering or sale in the Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Offered Shares or suspending any such qualification, the Company will use commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Agency Transaction Notice, then, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Company will use commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Offering Prospectus or other prospectus in respect of the Offered Shares, or the suspension of any qualification for offering or sale in the Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Offered Shares or suspending any such qualification, the Company will use commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(d)	Subsequent Changes. Within the time during which a prospectus relating to the Offered Shares is required to be delivered by the Agent under Securities Laws (disregarding, for such purpose, Section 9.2(1) of NI 44-102), the Company will comply in all material respects with all requirements imposed upon it by Securities Laws, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports and filings required to be filed or furnished by it with the Qualifying Authorities pursuant to the Securities Laws. If during such period any event occurs as a result of which the Offering Prospectus as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Offering Prospectus to comply with the Securities Laws, the Company will promptly notify the Agent to suspend the Offering during such period and, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to file an amendment or supplement to the Offering Prospectus to comply with the Securities Laws, the Company will promptly prepare and file with the Qualifying Authorities such amendment or supplement as may be necessary to correct such statement or omission or to make the Offering Prospectus comply with such requirements, and the Company will furnish to the Agent such number of copies of such amendment or supplement as the Agent may reasonably request.

(e)	Delivery of Prospectus. The Company will furnish to the Agent and its counsel (at the expense of the Company) electronic copies of the Offering Prospectus (including all documents incorporated by reference therein) and all amendments and supplements to the Offering Prospectus that are filed with the Qualifying Authorities during the period in which a prospectus relating to the Offered Shares is required to be delivered under Securities Laws (disregarding, for such purpose, Section 9.2(1) of NI 44-102), including all documents filed with the Qualifying Authorities during such period that are deemed to be incorporated by reference therein, in each case as soon as reasonably practicable and in such quantities as the Agent may from time to time reasonably request, provided, however, the Company shall not be required to furnish any documents to the Agent that are available on SEDAR.

(f)	Company Information. The Company will furnish to the Agent such information in its possession as is reasonably requested by the Agent as necessary or appropriate to fulfil its obligations as agent pursuant to this Agreement and Securities Laws.

(g)	Material Non-public Information. The Company covenants that it will not issue an Agency Transaction Notice to the Agent in accordance with Section 1 hereof if the Company is in possession of material non-public information regarding the Company and the Material Subsidiaries, taken as a whole, or the Common Shares.

(h)	Reimbursement of Certain Expenses. Whether or not any of the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company shall pay, or reimburse if paid by the Agent all costs and expenses incident to the performance of the obligations of the Company under this Agreement, including, without limitation, costs and expenses of or relating to (i) the preparation, printing and filing of the Offering Prospectus and any amendment or supplement to the Offering Prospectus, (ii) the preparation and delivery of certificates representing the Offered Shares, (iii) the preparation of this Agreement, (iv) furnishing (including costs of shipping, mailing and courier) such copies of the Offering Prospectus, and all amendments and supplements thereto, as may be requested for use in connection with the Offering, (v) the listing of the Offered Shares on the Exchange, (vi) any filings required to be made by the Agent with the Qualifying Authorities, and the fees, disbursements and other charges of counsel for the Agent in connection therewith, (vii) counsel to the Company, (viii) CDS and any other depositary, transfer agent or registrar for the Offered Shares, (ix) the marketing of the offering of the Offered Shares by the Company, including, without limitation, all costs and expenses of commercial airline tickets, hotels, meals and other travel expenses of officers, employees, agents and other representatives of the Company, (x) all reasonable and documented out-of-pocket fees, disbursements and other charges of the Agent incurred in connection with this Agreement, the Offering Prospectus and the offering of the Offered Shares (including without limitation, due diligence expense, meals, hotels, airfare, ancillary out-of-pocket expenses, the fees and disbursements of counsel to the Agent and all applicable taxes (to a maximum of $75,000, exclusive of taxes and disbursements), provided that any single expense, other than fees and disbursements of counsel, greater than $1,000 shall require the prior written approval of the Company and (xi) all fees, costs and expenses for consultants used by the Company in connection with the Offering.

(i)	Use of Proceeds. The Company shall apply the net proceeds from the offering and sale of the Offered Shares to be sold by the Company in the manner set forth in the Offering Prospectus under the heading “Use of Proceeds and Business Objective and Milestones” and the Company does not intend to use any of the proceeds from the sale of the Offered Shares to repay any outstanding debt owed to the Agent or any affiliate of the Agent.

(j)	Change of Circumstances. During the term of this Agreement, the Company will, at any time during a fiscal quarter in which the Company intends to deliver an Agency Transaction Notice to the Agent to sell Offered Shares, advise the Agent promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agent pursuant to this Agreement.

(k)	Due Diligence Cooperation. The Company shall reasonably cooperate with any reasonable due diligence review requested by the Agent or its counsel from time to time in connection with the transactions contemplated hereby or any Agency Transaction Notice, including, without limitation, (i) prior to the open of trading on each intended purchase date and any Time of Sale or Settlement Date, making available appropriate corporate officers of the Company and, upon reasonable request, representatives of the accountants for the Company and an update on diligence matters with representatives of the Agent and its counsel and (ii) at each Representation Date (as defined herein) or otherwise as the Agent may reasonably request, providing information and making available documents and appropriate corporate officers of the Company and representatives of the accountants for the Company for one or more due diligence sessions with representatives of the Agent and its counsel.

(l)	Clear Market. The Company shall not offer to sell, sell, pledge, hypothecate, contract or agree to sell, purchase any option to sell, grant any option for the purchase of, lend, or otherwise dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or warrants or other rights to acquire shares of Common Shares or any other securities of the Company that are substantially similar to the Common Shares (each a “Proposed Transaction”), without giving the Agent by written notice or by news release sent to the Agent at least three Business Days (as define herein) prior written notice to the issuance date specifying the nature and date of such Proposed Transaction; except that if the Company is proposing to issue securities under a “bought deal” or other financing transaction where the Company is not aware of the Proposed Transaction sufficiently in advance to allow for three Business Days prior notice, then the Company shall notify the Agent as soon as possible upon becoming aware of the Proposed Transaction and in any event prior to accepting any offer or entering into any agreement with respect to the Proposed Transaction. Notwithstanding the foregoing, the Company may, without giving any such prior notice, (i) qualify the offering and sale of the Offered Shares through the Agent pursuant to this Agreement, (ii) issue Common Shares upon the exercise or settlement of an option, warrant or restricted share unit or the conversion of a convertible security outstanding on the date hereof and referred to in the Offering Prospectus, or (iii) issue Common Shares, options, restricted share units or other securities convertible into or exchangeable for Common Shares pursuant to a Plan or pursuant to the Advisory Agreement. If notice of a proposed transaction is provided by the Company pursuant to this Section 3(l), the Agent may suspend activity of the transactions contemplated by this Agreement for such period of time as may be requested by the Company or as may be deemed appropriate by the Agent. “Business Day” means any day other than a Saturday, Sunday or statutory or civil holiday in the City of Vancouver, British Columbia.

(m)	Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the Offering under this Agreement (and upon the recommencement of the Offering under this Agreement following any suspension of sales under Section 1(a)(vi)), and at each Time of Sale, each Settlement Date and each Amendment Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(n)	Required Filings Relating to Sale of Offered Shares. In each quarterly financial statements, quarterly and annual management discussion and analysis, AIF (as such term is defined in NI 44-101) and annual financial statements filed by the Company in respect of any quarter or year, as applicable, in which sales of Offered Shares were made by the Agent under this Agreement, the Company shall set forth with regard to the most recent applicable quarter or year, as applicable, the number of Offered Shares and the average selling price of the Offered Shares sold through the Agent under this Agreement, the gross and net proceeds received by the Company and the compensation paid by the Company to the Agent with respect to sales of Offered Shares pursuant to this Agreement. For so long as the Offered Shares are listed on the Exchange, the Company will provide the Exchange with all information it requires with respect to the Offering within the timelines prescribed by the Exchange.

(o)	Representation Dates; Certificate. During the term of this Agreement, each time the Company (i) files the Offering Prospectus relating to the Offered Shares or amends or supplements the Offering Prospectus relating to the Offered Shares by means of an amendment or supplement but not by means of incorporation of document(s) by reference to the Offering Prospectus relating to the Offered Shares; or (ii) files or amends annual or interim financial statements pursuant to Securities Laws (each date of filing of one or more of the documents referred to in (i) or (ii), above, shall be a “Representation Date”), the Company shall furnish the Agent with a certificate, in the form contemplated under Section 4(d), upon execution of this Agreement and within three days of each Representation Date.

(p)	Legal Opinions. Upon execution of this Agreement and within three Trading Days after any Representation Date, the Company shall cause to be furnished to the Agent, dated the date the opinions are so furnished and addressed to the Agent, in form and substance satisfactory to the Agent and its counsel, acting reasonably, the written opinion of DLA Piper (Canada) LLP, Canadian counsel for the Company and other local counsel, as required, with respect to the Company and the Offering but modified as necessary to relate to the Offering Prospectus as amended and supplemented to the date of such opinion and with respect to the Material Subsidiaries or, in lieu of such opinions, counsel last furnishing such opinion to the Agent and its counsel may furnish the Agent with a letter addressed to the Agent and its counsel to the effect that the Agent and its counsel may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Offering Prospectus as amended and supplemented to the time of delivery of such letter authorizing reliance). The requirement to furnish the documents set out in this Section 3(p) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Offered Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice, or the Agent sells any Offered Shares, the Company shall provide the Agent with each of the documents set out in this Section 3(p).

(q)	Comfort Letters. Upon execution of this Agreement and within three Trading Days after each Representation Date, the Company shall cause its auditor, MSLL CPA LLP to furnish the Agent a letter (each, a “Comfort Letter”) dated the date the Comfort Letter is delivered, in form and substance satisfactory to the Agent, acting reasonably, addressed to the Agent and its counsel, relating to the verification of certain of the financial information and statistical and accounting data relating to the Company and the Material Subsidiaries contained in the Offering Prospectus or incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than two Business Days prior to the date of such letter, (i) stating that such auditors are independent public accountants within the meaning of the Securities Laws, and that in their opinion (as applicable) the audited financial statements of the Company incorporated by reference in the Offering Prospectus comply as to form in all material respects with the published accounting requirements of the Securities Laws and with the applicable accounting requirements of the Securities Laws and the related published rules and regulations adopted by the Qualifying Authorities (the first such letters, the “Initial Comfort Letters”) and (ii) updating the Initial Comfort Letters with any information which would have been included in the Initial Comfort Letters had it been given on such date and modified as necessary to relate to the Offering Prospectus, as amended and supplemented to the date of such letter(s). The requirement to furnish the documents set out in this Section 3(q) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Offered Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice, or the Agent sells any Offered Shares, the Company shall provide the Agent with each of the documents set out in this Section 3(q).

(r)	Additional Materials. Upon execution of this Agreement and within three Trading Days after each Representation Date in connection with which the Company is required to deliver the materials set out in Section 3(p) and Section 3(q), the Company shall deliver to the Agent and its counsel:

(i)	a certificate of good standing (or equivalent) dated within two Business Days of the applicable delivery date in respect of the Company and each Material Subsidiary;

(ii)	certificates or lists issued under Securities Laws stating or evidencing that the Company is a “reporting issuer” in each Qualifying Jurisdiction and not in default under Securities Laws;

(iii)	a certificate from the transfer agent of the Company dated within two Business Days of the applicable delivery date as to the number of Common Shares issued and outstanding as of such date; and

(iv)	one or more accurate certificates, dated such date and signed by two executive officers of the Company, in form and substance satisfactory to the Agent with respect to the constating documents of the Company and the Material Subsidiaries, all resolutions of the Company’s board of directors relating to the Offering Prospectus, the Offering and otherwise pertaining to the purchase and sale of the Offered Shares and the transactions contemplated hereby and thereby, the incumbency and specimen signatures of signing officers and such other matters as the Agent may reasonably request.

(s)	Market Activities. The Company will not, directly or indirectly, (i) take any action designed to or that would constitute or that would reasonably be expected to cause or result in, under Securities Laws or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Shares or (ii) sell, bid for, or purchase the Offered Shares, or pay anyone any compensation for soliciting purchases of the Offered Shares other than the Agent.

(t)	Board Authorization. Prior to delivering notice of the proposed terms of an Agency Transaction pursuant to Section 1 (or at such time as otherwise agreed between the Company and the Agent), the Company shall have (i) obtained from its board of directors or a duly authorized committee thereof all necessary corporate authority for the sale of the Offered Shares pursuant to the relevant Agency Transaction, and (ii) provided to the Agent a copy of the relevant board or committee resolutions or other authority.

(u)	Offer to Refuse to Purchase. If, to the knowledge of the Company, any condition set forth in Section 4(a) of this Agreement shall not have been satisfied on the applicable Settlement Date, the Company shall offer to any person who has agreed to purchase Offered Shares from the Company as the result of an offer to purchase solicited by the Agent the right to refuse to purchase and pay for such Offered Shares.

(v)	Consent to the Agent’s Trading. The Company consents, to the extent permitted under Securities Laws and under this Agreement, to the Agent trading in the Common Shares of the Company: (i) for the account of its clients at the same time as sales of Offered Shares occur pursuant to this Agreement; and (ii) for the Agent’s own accounts, provided that in the case of Section 3(v)(ii), no such purchase or sale shall take place by the Agent while the Agent has received an Agency Transaction Notice that remains in effect, unless the Company has expressly authorized or consented in writing to any such trades by the Agent, and provided further that in the case of Sections 3(v)(i) and (ii), by providing such consent, the Company will incur no liability on behalf of the Agent or its clients resulting from such trading activity and provided further that.

(w)	Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) solely connected to the offering and sale of the Offered Shares other than the Offering Prospectus, provided that the Agent covenants with the Company not to take any action that would result in the Company being required to file with the Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed by the Company, but for the action of the Agent.

(x)	Purchases under Normal Course Issuer Bid. Without having first agreed with the Agent, acting reasonably, as to the appropriate adjustments, if any, to be made to the parameters set forth in the applicable Agency Transaction Notice, the Company will not purchase Common Shares, and not permit any person acting on its behalf to purchase Common Shares, under a normal course issuer bid throughout (i) any period during which an Agency Transaction Notice is pending or effective and (ii) the period beginning on the second Business Day immediately prior to the date on which any Agency Transaction Notice is delivered to the Agent hereunder and ending on the second Business Day immediately following the final Settlement Date with respect to the Offered Shares sold pursuant to such Agency Transaction Notice.

4. Conditions to the Agent’s Obligations. The obligations of the Agent hereunder are subject to the accuracy of the representations and warranties of the Company on the date hereof, on each Representation Date and as of each Time of Sale and each Settlement Date, the performance of the Company of its obligations hereunder and the following additional conditions:

(a)	Prospectus Supplement. The Prospectus Supplement shall have been filed with the Qualifying Authorities under the Shelf Procedures and in accordance with Securities Laws and this Agreement and all requests for additional information on the part of the Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agent and Agent’s counsel and the Translation Decision shall remain in full force and effect without amendment.

(b)	No Material Adverse Changes. Since the date of the most recent financial statements of the Company included or incorporated by reference in the Offering Prospectus, except as described in the Offering Prospectus, there shall not have been a Material Adverse Change.

(c)	No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Qualifying Authorities or any other federal, provincial, state, foreign or other governmental, administrative or self-regulatory authority during the period during which the delivery of a prospectus relating to the Offered Shares is required to be delivered by the Agent under the Securities Laws (disregarding, for such purpose, Section 9.2(1) of NI 44-102), the response to which would require any amendments or supplements to the Offering Prospectus; (ii) the issuance by the Qualifying Authorities or any other foreign or other governmental authority of any stop order suspending the effectiveness of the Offering Prospectus or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Offered Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Offering Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Offering Prospectus or any document incorporated or deemed to be incorporated therein by reference so that it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company having reasonably determined that an amendment to the Offering Prospectus would be appropriate.

(d)	Officers’ Certificates. The Agent shall have received, upon execution of this Agreement and on each Representation Date, one or more accurate certificates, dated such date and signed by an executive officer of the Company, in form and substance satisfactory to the Agent, to the effect set forth in Sections 4(b) and (c) and to the effect that:

(i)	each signatory of such certificate has carefully examined the Offering Prospectus (including any documents filed under Securities Laws and deemed to be incorporated by reference into the Offering Prospectus);

(ii)	as of such date and as of each Time of Sale subsequent to the immediately preceding Representation Date, if any, that the Offering Prospectus does not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iii)	each of the representations and warranties of the Company contained in this Agreement are, as of such date and each Time of Sale subsequent to the immediately preceding Representation Date, if any, true and correct; and

(iv)	each of the covenants and agreements required herein to be performed by the Company on or prior to such date has been duly, timely and fully performed and each condition herein required to be complied with by the Company on or prior to such date has been duly, timely and fully complied with.

(e)	Legal Opinions. The Agent shall have received the opinions of counsel to be delivered pursuant to Section 3(p) on or before the date on which such delivery of such opinions are required pursuant to Section 3(p).

(f)	Comfort Letter(s). The Agent shall have received the Comfort Letter(s) required to be delivered pursuant to Section 3(q) on or before the date on which such delivery of such letter(s) is required pursuant to Section 3(q).

(g)	Additional Materials. The Agent shall have received the materials and documents required to be delivered pursuant to Section 3(r) on or before the date on which such delivery of such materials and documents is required pursuant to Section 3(r).

(h)	Due Diligence. The Company shall have complied with all of its due diligence obligations required pursuant to Section 3(k).

(i)	Stock Exchange Listing. The Offered Shares shall have been duly authorized for listing on the Exchange, subject only to notice of issuance at or prior to the applicable Settlement Date.

(j)	Filings Made. All filings required by the Qualifying Authorities to have been filed prior to the issuance of any Agency Transaction Notice hereunder shall have been made within the applicable time period prescribed for such filings by Securities Laws.

(k)	Additional Certificates. The Company shall have furnished to the Agent such certificate or certificates, in addition to those specifically mentioned herein, as the Agent may have reasonably requested as to the accuracy and completeness at each Representation Date of any statement in the Offering Prospectus or any documents filed under Securities Laws and deemed to be incorporated by reference into the Offering Prospectus, as to the accuracy at such Representation Date of the representations and warranties of the Company herein, as to the performance by the Company of its obligations hereunder, or as to the fulfillment of the conditions concurrent and precedent to the obligations hereunder of the Agent.

(l)	Press Release. Concurrently with the execution of this Agreement, the Company shall have issued and disseminated, and filed with the Qualifying Authorities, a news release, in form and substance acceptable to the Agent, acting reasonably, (i) announcing that the Company has entered into this Agreement, (ii) indicating that the Prospectus Supplement has been or will be filed, (iii) specifying where and how a purchaser of Offered Shares may obtain a copy of this Agreement and the Prospectus Supplement and (iv) if applicable, that the completion of the distribution of Offered Shares would constitute a material fact or material change. Promptly after the execution of this Agreement, and in any event before any sales of Offered Shares are made hereunder, the Company shall file this Agreement with the Qualifying Authorities and the Exchange in accordance with Securities Laws.

5. Representations, Warranties and Covenants of the Agent.

(a)	The Agent hereby represents, warrants and covenants to the Company that:

(i)	it is and will remain so, while this Agreement remains in effect, appropriately registered under applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder;

(ii)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein; and

(iii)	it will comply with applicable Securities Laws in connection with the transactions contemplated under this Agreement in all jurisdictions in which the Offered Shares may be sold.

6. Indemnification.

(a)	Indemnification of the Agent. The Company shall indemnify and hold harmless the Agent and its affiliates (collectively referred to as the “Agent” in this Section 6), and the directors, officers, employees, shareholders, counsel and agents of the Agent from and against any and all losses, claims, liabilities, expenses and damages (including, without limitation, any and all investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding between any of the indemnified parties and any indemnifying parties or between any indemnified party and any third party, or otherwise, or any claim asserted), to which they, or any of them, may become subject under Securities Laws or other statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based on (i) any untrue statement or alleged untrue statement of a material fact contained in the Offering Prospectus (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the Offering, including any roadshow or investor presentations made to investors by the Company (whether in person or electronically) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company shall not be liable to the extent that such loss, claim, liability, expense or damage arises from the sale of the Offered Shares in the public offering to any person by the Agent and is based on an untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to the Agent furnished in writing to the Company by the Agent expressly for inclusion in the Offering Prospectus and, provided further, that none of the foregoing indemnities shall apply if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that the losses, liability, claims, damages or expenses resulted from the gross negligence, fraud or willful misconduct of an indemnified party claiming indemnity, in which case this indemnity shall cease to apply to such indemnified party in respect of such claim. This indemnity will be in addition to any liability that the Company might otherwise have.

(b)	Indemnification of the Company. The Agent shall indemnify and hold harmless the Company, its agents, each director of the Company and each officer of the Company who signs the Prospectus Supplement to the same extent as the foregoing indemnity from the Company to the Agent, but only insofar as losses, claims, liabilities, expenses or damages arise out of or are based on any untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to the Agent furnished in writing to the Company by the Agent expressly for inclusion in the Offering Prospectus. This indemnity will be in addition to any liability that the Agent might otherwise have. The Company acknowledges that the name of the Agent set forth on the front and back covers and on the certificate of the Agent in the Prospectus Supplement constitutes the only information furnished in writing by or on behalf of the Agent for inclusion in the Offering Prospectus.

(c)	Indemnification Procedures. Any party that proposes to assert the right to be indemnified under this Section 6 shall, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 6, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party shall not relieve the indemnifying party from any liability that it may have to any indemnified party under the foregoing provisions of this Section 6 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party or results in any increase in the liability under this indemnity that the indemnifying party would not otherwise have incurred had the indemnified party given the required notice. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (i) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (ii) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (iii) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party shall not have the right to direct the defense of such action on behalf of the indemnified party) or (iv) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel shall be at the expense of the indemnifying party or parties. Notwithstanding the foregoing sentence, it is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified parties in the event that the indemnifying party is responsible for such firm’s fees, disbursements and other charges pursuant to the foregoing sentence. All such fees, disbursements and other charges shall be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party shall not be liable for any settlement of any action or claim effected without its written consent (which consent will not be unreasonably withheld or delayed). No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 6 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (A) includes an unconditional release of each indemnified party from all liability arising or that may arise out of such claim, action or proceeding and (B) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party. Notwithstanding the foregoing, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by this Section 6(c), the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (1) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (2) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (3) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

(d)	Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 6 is applicable in accordance with its terms but for any reason is held to be unavailable from the Company or the Agent, the Company and the Agent shall contribute to the total losses, claims, liabilities, expenses and damages (including, without limitation, any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted but after deducting any contribution received by the Company from persons other than the Agent, such as officers of the Company who signed the Offering Prospectus and directors of the Company, who also may be liable for contribution) to which the Company and the Agent may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Agent on the other hand. The relative benefits received by the Company on the one hand and the Agent on the other hand shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company to the sum of (i) the total compensation actually received by the Agent pursuant to Section 1(a)(ix) (in the case of one or more Agency Transactions hereunder) and (ii) the underwriting discounts and commissions actually received by the Agent as set forth on the cover page of the Offering Prospectus. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and the Agent, on the other hand, with respect to the statements or omissions which resulted in such loss, claim, liability, expense or damage or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Agent, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense or damage, or action in respect thereof, referred to above in this Section 6(d) shall be deemed to include, for purpose of this Section 6(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 6(d), the Agent shall not be required to contribute any amount in excess of the sum of (A) the total compensation actually received by the Agent pursuant to Section 1(a)(ix) (in the case of one or more Agency Transactions hereunder) and (B) the underwriting discounts and commissions actually received by the Agent as set forth in the table on the cover page of the Offering Prospectus, and no person found guilty of fraudulent misrepresentation shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 6(d), will notify any such party from whom contribution may be sought, but the omission so to notify will not relieve the party from whom contribution may be sought from any other obligation it may have under this Section 6(d) unless, and only to the extent that, such omission results in any increase in the liability to contribute pursuant to this Section 6(d) that the party would not otherwise have had the other contributing party given notice. No party will be liable for contribution with respect to any action or claim settled without its written consent (which consent will not be unreasonably withheld).

7. Termination.

(a)	The Company may terminate this Agreement in its sole discretion at any time upon giving prior written notice to the Agent. Any such termination shall be without liability of any party to the other party, except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agent, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2 (Representations and Warranties of the Company), 3 (Agreements of the Company) (except that if no Offered Shares have been previously sold hereunder, only Section 3(h) (Reimbursement of Certain Expenses) shall survive), 6 (Indemnification), 8(b) (Consent to Jurisdiction), 8(c) (No Third Party Beneficiaries), 8(d) (Survival of Representations and Warranties), 8(e) (Disclaimer of Fiduciary Relationship), 8(f) (Governing Law) and 8(g) (Judgment Currency) of this Agreement shall remain in full force and effect notwithstanding such termination.

(b)	The Agent may terminate its obligations under this Agreement in its sole discretion at any time upon giving prior written notice to the Company. Any such termination shall be without liability of any party to another party, except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agent, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2 (Representations and Warranties of the Company), 3 (Agreements of the Company) (except that if no Offered Shares have been previously sold hereunder, only Section 3(h) (Reimbursement of Certain Expenses) shall survive), 6 (Indemnification), 8(b) (Consent to Jurisdiction), 8(c) (No Third Party Beneficiaries), 8(d) (Survival of Representations and Warranties), 8(e) (Disclaimer of Fiduciary Relationship), 8(f) (Governing Law) and 8(g) (Judgment Currency) of this Agreement shall remain in full force and effect notwithstanding such termination.

(c)	This Agreement shall remain in full force and effect until the earliest to occur of (i) termination of this Agreement pursuant to Section 7(a) or (b) above or otherwise by mutual written agreement of the parties, and (ii) such date that the aggregate gross sales proceeds of the Offered Shares sold pursuant to this Agreement equals the Maximum Amount, in each case except that (A) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agent, shall remain in full force and effect notwithstanding such termination; and (B) the provisions of Sections 2 (Representations and Warranties of the Company), 3 (Agreements of the Company) (except that if no Offered Shares have been previously sold hereunder, only Section 3(h) (Reimbursement of Certain Expenses) shall survive), 6 (Indemnification), 8(b) (Consent to Jurisdiction), 8(c) (No Third Party Beneficiaries), 8(d) (Survival of Representations and Warranties), 8(e) (Disclaimer of Fiduciary Relationship), 8(f) (Governing Law) and 8(g) (Judgment Currency) of this Agreement shall remain in full force and effect notwithstanding such termination. The Company and the Agent agree that, if the Company files a new base shelf prospectus and prospectus supplement to such new base shelf prospectus, then this Agreement shall continue to apply, provided that (A) the parties hereto will make consequential amendments to this Agreement in respect thereof, and (B) pending such new base shelf prospectus and prospectus supplement being declared effective by the Reviewing Authority and receipts being issued by the Qualifying Authorities in respect of such new base shelf prospectus and prospectus supplement, no Agency Transaction Notice shall be given by the Company.

(d)	Any termination of this Agreement shall be effective on the date specified in the notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agent or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Offered Shares, such sale shall settle in accordance with the provisions of Section 1.

8. Miscellaneous.

(a)	Notices. Notice given pursuant to any of the provisions of this Agreement shall be in writing and, unless otherwise specified, shall be mailed, hand delivered or emailed:

(i)	if to the Agent, at the offices of:

Research Capital Corporation
1075 West Georgia Street, Suite 1920
Vancouver, British Columbia V6E 3C9

Attention:	Jovan Stupar, Managing Director, Venture Investment Banking

Email:	[REDACTED]

with a copy to:

MLT Aikins LLP
1066 West Hastings Street, Suite 2600
Vancouver, British Columbia V6E 3X1

Attention:	Mahdi Shams

Email:	[REDACTED]

(ii)	or if sent to the Company, at the office of the Company:

Solarbank Corporation
505 Consumers Road, Suite 803
Toronto, Ontario, M2J 4Z2

Attention:	Richard Lu, Chief Executive Officer

Email:	[REDACTED]

with a copy to:

DLA Piper (Canada) LLP
666 Burrard Street, Suite 2800
Vancouver, British Columbia V6C 2Z7

Attention:	Denis Silva

Email:	[REDACTED]

Any such notice or other communication shall be deemed given (i) on the Business Day that it was hand delivered, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier, (iii) on the Business Day actually received if deposited in the U.S. mail or through Canada Post (certified or registered mail, return receipt requested, postage prepaid), and (iv) if sent by email, on the Business Day on which it was sent if sent prior to 5:00 p.m. (Toronto Time), or thereafter on the following Business Day.

(b)	Consent to Jurisdiction. The Company irrevocably (i) agrees that any legal suit, action or proceeding against the Company brought by the Agent or by any person who controls the Agent arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in the courts of the province of British Columbia, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law. The provisions of this Section 8(b) shall survive any termination of this Agreement, in whole or in part.

(c)	No Third Party Beneficiaries. The Company acknowledges and agrees that the Agent are acting solely in the capacity of arm’s length contractual counterparties to the Company with respect to the Offering contemplated hereby (including in connection with determining the terms of the offering) and not as financial advisors or fiduciaries to, or agents of, the Company or any other person. Additionally, the Agent are not advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Agent shall have no responsibility or liability to the Company with respect thereto. Any review by the Agent of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Agent and shall not be on behalf of the Company.

(d)	Survival of Representations and Warranties. All representations, warranties and agreements of the Company contained herein or in certificates or other instruments delivered pursuant hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Agent or any of its controlling persons and shall survive delivery of and payment for the Offered Shares hereunder.

(e)	Disclaimer of Fiduciary Relationship. The Company acknowledges and agrees that (i) the purchase and sale of the Offered Shares pursuant to this Agreement, including the determination of the terms of the offering and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the Agent, on the other hand, (ii) in connection with the offering contemplated by this Agreement and the process leading to such transaction, the Agent owes no fiduciary duties to the Company or its securityholders, creditors, employees or any other party, (iii) the Agent has not assumed nor will it assume any advisory or fiduciary responsibility in favor of the Company with respect to the Offering contemplated by this Agreement or the process leading thereto (irrespective of whether the Agent or its affiliates have advised or are currently advising the Company on other matters) and the Agent has no obligation to the Company with respect to the Offering contemplated by this Agreement except the obligations expressly set forth in this Agreement, (iv) the Agent and its affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and (v) the Agent has not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated by this Agreement and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

(f)	Governing Law. THIS AGREEMENT, AND ANY DISPUTE, CLAIM OR CONTROVERSY ARISING UNDER OR RELATED TO THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF BRITISH COLUMBIA APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH PROVINCE. Each party hereto hereby irrevocably submits for purposes of any action arising from this Agreement brought by the other party hereto to the jurisdiction of the courts of the province of British Columbia.

(g)	Currency. All references herein to dollar amounts are to lawful money of Canada.

(h)	Judgment Currency. The Company agrees to indemnify the Agent and its affiliates and the respective directors, officers, employees, shareholders, counsel and agents of the Agent and its affiliates against any loss incurred by the Agent as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than Canadian dollars and as a result of any variation as between (i) the rate of exchange at which the Canadian dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase Canadian dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

(i)	Counterparts and Electronic Signature. This Agreement may be executed manually or electronically in any number of counterparts, each of which shall be deemed to be an original, and all such counterparts shall together constitute one and the same instrument. The transmission by facsimile or e-mail of a copy of the execution page hereof reflecting the manual or electronic execution of this Agreement by any party hereto shall be effective to evidence that party’s intention to be bound by this Agreement and that party’s agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

(j)	Survival of Provisions Upon Invalidity of Any single Provision. In case any provision in this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(k)	Titles and Subtitles. The titles of the Sections of this Agreement are for convenience and reference only and are not to be considered in construing this Agreement.

(l)	Entire Agreement. Other than the terms set forth in each Agency Transaction Notice delivered hereunder, this Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof. This Agreement may not be amended or otherwise modified or any provision hereof waived except by an instrument in writing signed by the Agent and the Company.

[Signature page follows]

Please confirm that the foregoing correctly sets forth the agreement between the Company and the Agent.

SOLARBANK CORPORATION

“Dr. Richard Lu”
by its authorized signatory
Name:	Dr. Richard Lu
Title:	CEO

Confirmed as of the date first above mentioned:

RESEARCH CAPITAL CORPORATION

“Jovan Stupar”
by its authorized signatory
Name:	Jovan Stupar
Title:	Managing Director, Venture Investment Banking

SCHEDULE A

AUTHORIZED COMPANY REPRESENTATIVES*

Name and Office / Title	E-mail Address	Telephone Numbers
Richard Lu, Chief Executive Officer	[REDACTED]	[REDACTED]
Olen Aasen, General Counsel	[REDACTED]	[REDACTED]

* Notices to be provided to at least two of the above Company Representatives.

AUTHORIZED AGENT REPRESENTATIVES

The Authorized Agent Representatives of Research Capital Corporation are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
Jovan Stupar Managing Director, Venture Investment Banking	[REDACTED]	[REDACTED]

Savio Chiu Vice President, Venture Investment Banking	[REDACTED]	[REDACTED]

SCHEDULE B

MATERIAL SUBSIDIARIES

Name of Material Subsidiary	Jurisdiction of Existence of Material Subsidiary	Date of Acquisition of Interest	Interest Held in Material Subsidiary (%)	Notes
Abundant Solar Power Inc.	Delaware	December 15, 2016	100%	Abundant Solar Power Inc. was incorporated to carry out the Corporation’s operations in the United States.
Abundant Construction Inc.	Ontario	November 8, 2018	100%	Abundant Construction Inc. was incorporated to act as the counter-party for certain of the Corporation’s construction agreements.

SCHEDULE C

[Company Letterhead]

Research Capital Corporation

1075 West Georgia Street, Suite 1920

Vancouver, British Columbia V6E 3C9

VIA EMAIL

TRANSACTION NOTICE

Ladies and Gentlemen:

The purpose of this Transaction Notice is to propose certain terms of the Agency Transaction entered into with the Agent under, and pursuant to, that certain Equity Distribution Agreement between the Company and the Agent, dated June 29, 2023 (the “Agreement”). Please indicate your acceptance of the proposed terms below. Upon acceptance, the particular Agency Transaction to which this Transaction Notice relates shall supplement, form a part of, and be subject to, the Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

The terms of the particular Agency Transaction to which this Transaction Notice relates are as follows:

Trading Day(s) on which Offered Shares may be sold:	[_______], 20[__], [_______], 20[__] . . . [_______], 20[__]

Maximum [Number]/[Value] of Offered Shares to be sold in the Aggregate:	[_______]

Maximum [Number]/[Value] of Offered Shares to be sold on each Trading Day:	[_______]

Stock exchange:	[_______]

Floor Price:	$[__.__]

[Remainder of Page Intentionally Blank]

Very truly yours,

SOLARBANK CORPORATION

by its authorized signatory
Name:
Title:

Accepted and agreed as of the date first above written:

RESEARCH CAPITAL CORPORATION

by its authorized signatory
Name:
Title: